SECURIT 15025890 SION

RECEIVED
2015 MAR -2 PM 2:04
SEC / MR

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-35001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Comerica Securities, Inc.

OFFICIAL USE ONLY
______ FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. Fort St.
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhonda Brna — (313) 222-0232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2323 Victory Avenue, Suite 2000	Dallas	TX	75219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Scotto Divetta, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Securities, Inc., (the company) as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Before me this 24th of February 2015.

C. Scotto Divetta
Chief Operating Officer

Notary Public

CHARLES L. DETTLOFF
Notary Public, State of Michigan
County of Wayne
My Commission Expires Sep. 09, 2021
Acting in the County of Wayne

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Debt.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Comerica Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2014

Contents

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dallas, Texas
February 27, 2015

Ernst & Young LLP

Confidential

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 112,411,804
Cash segregated for the benefit of customers	1,701,260
Trading securities owned, at fair value	84,022
Clearing deposit held at clearing organization	1,500,000
Receivables from brokers, dealers and clearing organizations	3,576,797
Receivable from affiliate	1,253,781
Premises, equipment and software, net of accumulated depreciation of $5,024,976	1,644,203
Deferred tax asset	2,673,435
Other assets	199,024
Total assets	$ 125,044,326
Liabilities and shareholder's equity	
Liabilities:	
Payable to affiliate	$ 1,355,875
Registered representatives compensation payable	829,336
Payables to customers	1,889,117
Accrued expenses and other liabilities	1,448,429
Deferred revenue	8,012,988
Total liabilities	13,535,745
Shareholder's equity:	
Common stock - $1 par value: 50,000 shares authorized, issued and outstanding	50,000
Additional paid-in capital	47,175,440
Retained earnings	64,283,141
Total shareholder's equity	111,508,581
Total liabilities and shareholder's equity	$ 125,044,326

See accompanying notes.

Comerica Securities, Inc.

Statement of Income

Year Ended December 31, 2014

Revenue	
Commissions	$ 23,549,472
Net profit on trading securities	11,679,054
Revenue from underwriting participations	19,603,449
Investment advisory fees	8,827,885
Other income	457,842
Total revenue	64,117,702
Expenses	
Salaries and benefits	32,574,324
Inter-affiliate expense for operating, accounting and administrative services, net	16,554,712
Occupancy and equipment	2,483,215
Data processing expenses	2,791,652
Brokerage and clearing fees	342,514
Other expenses	3,666,771
Total expenses	58,413,188
Income before income taxes	5,704,514
Provision for income taxes	2,014,253
Net income	$ 3,690,261

See accompanying notes.

Comerica Securities, Inc.

Statement of Changes in Shareholder's Equity

		Common Stock		Additional Paid-in Capital		Retained Earnings		Total
Balance at December 2013, as previously reported	$	50,000	$	47,175,440	$	61,711,154	$	108,936,594
Adjustments to correct accounting method (See Note 3)		–		–	$	(1,118,274)	$	(1,118,274)
Balance at December 2013, as restated	$	50,000	$	47,175,440	$	60,592,880	$	107,818,320
Balance at January 1, 2014	$	50,000	$	47,175,440	$	60,592,880	$	107,818,320
Net income		–		–		3,690,261		3,690,261
Balance at December 31, 2014	$	50,000	$	47,175,440	$	64,283,141	$	111,508,581

See accompanying notes.

Comerica Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2014

Operating activities	
Net income	$ 3,690,261
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	461,961
Provision for deferred income taxes	501,951
Increase in cash segregated for the benefit of customers	(356,213)
Net decrease in trading securities owned	4,735,352
Decrease in clearing deposit held at clearing organization	3,500,000
Increase in receivables from brokers, dealers and clearing organizations	(517,587)
Decrease in receivables from affiliate	477,022
Decrease in other assets	10,346
Increase in payables to affiliate	87,190
Decrease in registered representatives compensation payable	(223,652)
Increase in payables to customers	933,192
Increase in accrued expenses and other liabilities	405,512
Accretion of deferred revenue, net	(1,701,874)
Net cash provided by operating activities	12,003,461
Investing activities	
Net additions of premises, equipment and software	(1,239)
Net cash used in investing activities	(1,239)
Net increase in cash and cash equivalents	12,002,222
Cash and cash equivalents, beginning of period	100,409,582
Cash and cash equivalents, end of period	$ 112,411,804
Supplemental disclosure of cash flow information	
Income tax paid to affiliate	$ 1,169,507

See accompanying notes.

1. Organization

Comerica Securities, Inc. (the Company) is a broker/dealer, a federally Registered Investment Advisor, and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides services to retail and institutional clients. The Company may participate in firm commitment underwritings as a syndicate member. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated (the Corporation).

2. Significant Accounting Policies

The following summarizes the significant accounting policies of the Company applied in the preparation of the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in commercial bank accounts and money market investments with maturity of three months or less when purchased to be cash and cash equivalents. Money market investments are held in listed money market funds and are reported at fair value.

Cash Segregated for the Benefit of Customers

Cash is segregated in an unaffiliated special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission (SEC).

Trading Securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of state and municipal bonds at December 31, 2014. Realized trading gains and losses and unrealized

2. Significant Accounting Policies (continued)

gains and losses (fair value adjustments) are reported in net profit on trading securities in the statement of income.

Clearing Deposit Held at Clearing Organization

Cash is held in a deposit account at the Company's clearing organization pursuant to a clearing agreement.

Premises, Equipment and Software

Premises, equipment, and software are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally three years to eight years for equipment and software. Leasehold improvements are generally amortized over the terms of their respective leases, or 10 years, whichever is shorter. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software. The Company had $1,487,007 of unamortized capitalized software as of December 31, 2014 and recorded $334,459 amortization expense for the year ended December 31, 2014, included in data processing expenses in the statement of income.

Deferred Revenue

Deferred revenue represents incentives received in connection with various long-term service contracts and is amortized on a straight-line basis over the terms of the contracts. The amortized amount is included in brokerage and clearing fees on the statement of income.

Revenue Recognition

Revenues and expenses related to customer securities transactions are recorded on the settlement date. Commissions generally relate to customer orders to buy or sell securities and may be solicited or unsolicited. Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Interest and dividend revenues earned from securities owned are accounted for on an accrual basis and are included in other income on the statement of income.

Revenue from underwriting participations includes management, underwriting and selling concession fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent. Revenues are recorded at the time the underwriting is complete and the revenue is reasonably determinable.

2. Significant Accounting Policies (continued)

Investment advisory revenues is recognized as revenue as services are performed based upon the terms of the advisory agreements, as a stated percentage of net assets under management.

Income Taxes

The Company is included in a consolidated federal income tax return with the Corporation. The Company computes income tax expense and settles with Comerica Bank (a subsidiary of the Corporation) on the same basis as if the Company had filed a separate federal income tax return.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

Pending Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," (ASU 2014-09), which is intended to improve and converge the financial reporting requirements for revenue contracts with customers. Previous GAAP comprised broad revenue recognition concepts along with numerous industry-specific requirements. The new guidance establishes a five-step model which entities must follow to recognize revenue and removes inconsistencies and weaknesses in existing guidance. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2016, and must be retrospectively applied. Entities will have the option of presenting prior periods as impacted by the new guidance or presenting the cumulative effect of initial application along with supplementary disclosures. Early adoption is prohibited. The Company is currently evaluating the impact of adopting ASU 2014-09.

3. Correction of Method of Accounting for Related Party Expenses

In 2014, the Company retrospectively changed the timing of the recognition of related party expenses. These expenses had previously been recognized in the month they were billed by Comerica Bank. However, Comerica Bank bills the Company the month after the services have been provided. In order to reflect the expenses in the proper period, effective in 2014, these expenses are recognized in the month the services are provided. The effect of the retrospective

3. Correction of Method of Accounting for Related Party Expenses (continued)

correction on 2013 net income was a decrease of $217,801 (net of a decrease to the provision for income taxes of $117,278), and the cumulative effect of the correction was a decrease to January 1, 2014 retained earnings of $1,118,274 on the statement of changes in shareholder's equity.

4. Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction as of the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Trading securities and money market investments are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2014.

Financial instruments are categorized into a three-level hierarchy, based on the markets in which the instruments are traded and the objectivity of the assumptions used to determine fair value. The valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets, such as stocks, exchange-traded funds, and mutual fund shares. Money market investments held in listed money market funds and reported in cash and cash equivalents on the statement of financial condition are included in Level 1.

- Level 2 – Valuation is based upon quoted prices for similar securities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. This category includes state and municipal securities, corporate debt securities and residential mortgage-backed securities.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques.

4. Fair Value Measurements (continued)

The following table presents the recorded amount of assets measured at fair value on a recurring basis at December 31, 2014:

	Level 1	Level 2	Total
Money market investments	$ 100,822,080	$ -	$ 100,822,080
Trading securities:			
State and municipal securities	-	84,022	84,022
Total assets at fair value	$ 100,822,080	$ 84,022	$ 100,906,102

There were no transfers of assets recorded at fair value on a recurring basis into or out of Level 1, Level 2, or Level 3 fair value measurements during the year ended December 31, 2014.

5. Related-Party Transactions

In the normal course of business, the Company engages in transactions with Comerica Bank. Included in expenses are fees paid and accrued to related parties of $2,271,008 for property rental, included in occupancy and equipment in the statement of income, and $16,554,712 for operating, accounting, and administrative services.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in payable to affiliate at December 31, 2014 are amounts due to Comerica Bank of $1,355,875. Receivable from affiliate totaled $1,253,781 at December 31, 2014 and included current tax receivable and other receivables due from Comerica Bank. The Company has a $50 million secured line of credit with Comerica Bank. Interest is charged on the short-term borrowings under the line at a variable rate based on the federal funds rate. There were no short-term borrowings outstanding at December 31, 2014.

6. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms up to 45 days. These transactions are not reflected in the Company's statement of financial condition. They are conducted on a "when, as, and if-issued" basis and, as such, there is no obligation to the seller or the buyer if the bonds are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in

6. Financial Instruments with Off-Balance Sheet Risk (continued)

accordance with the agreement and, to the extent open purchase commitments exceed sales commitments, market risk exists related to any price movement between the time of purchase and the sale date. At December 31, 2014, there was approximately $9,065,000 of outstanding commitments to purchase securities and $9,145,000 of outstanding commitments to sell securities.

7. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2014, net capital was $100,142,518, and required net capital was $254,767. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.04 to 1.

8. Income Taxes

The provision for income taxes for the year ended December 31, 2014 included a current provision of $1,512,302 and a deferred provision of $501,951. The difference between reported income tax expense and the amount of income tax expense that would result from applying the statutory tax rate of 35% was related to tax exempt interest and nondeductible expenses. Included in the provision for income taxes in the statement of income were state and local taxes of $26,282.

The net deferred tax asset at December 31, 2014 of $2,673,435 included a gross deferred tax asset and deferred tax liability of $3,172,940 and $499,505, respectively. The principal components of the deferred tax asset at December 31, 2014 were deferred revenue, depreciation and employee benefits. At December 31, 2014, the Company determined that no valuation allowance was necessary on federal or state deferred tax assets. The Company evaluated its tax positions as of December 31, 2014 and determined that no liability for uncertain tax positions was required.

The Company is included in a consolidated federal income tax return with the Corporation. The following tax years for significant tax jurisdictions of the Corporation remain subject to examination as of December 31, 2014:

8. Income Taxes (continued)

Jurisdiction	Tax Years
Federal	2010-2013
California	2002-2013

Based on current knowledge and probability assessment of various potential outcomes, the Company believes that current tax reserves are adequate, and the amount of any potential incremental liability arising is not expected to have a material adverse effect on the Company's financial condition or results of operations.

9. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan that provides retirement benefits to eligible employees hired before January 1, 2007. This plan is maintained by the Corporation. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. Included in salaries and benefits expense was $1,390,162 related to this plan for the year ended December 31, 2014.

On January 1, 2007, the Corporation instituted a profit sharing plan for the benefit of substantially all full-time employees hired on or after January 1, 2007 who continue to meet the eligibility requirements of the plan. Under the profit sharing plan, the Corporation makes an annual discretionary allocation to the individual account of each eligible employee ranging from 3% to 8% of annual compensation (up to the current IRS compensation limit), determined based on combined age and years of service. The allocations are invested based on employee investment elections. The employee fully vests in the profit sharing plan after three years of service. The plan requires the equivalent of one year of service before an employee is eligible to participate. Included in salaries and benefits expense was $339,261 for this plan for the year ended December 31, 2014.

The Company also participates in a 401(k) plan maintained by the Corporation for various groups of its employees. Under the 401(k) plan, the Corporation makes matching contributions of 100% of the first 4% of qualified earnings contributed by a participant, up to the current IRS compensation limit. The Corporation's match is made in cash and invested as directed by the employee. Included in salaries and benefits expense was $753,478 related to the 401(k) plan for the year ended December 31, 2014.

10. Share-Based Compensation

The Company participates in share-based compensation plans and deferred compensation plans maintained by the Corporation. Under the share-based compensation plans, stock options, restricted stock units and restricted stock may be awarded to executive officers and key personnel. Certain employees are eligible to defer income in non-qualified deferred compensation plans. Included in salaries and benefits expense for the year ended December 31, 2014 was $182,800 for share-based compensation and no expense for deferred compensation plans.

11. Commitments and Contingencies

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company is subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. In view of the inherent uncertainty of such matters, the Company cannot state the eventual outcome of these matters. Based on current knowledge and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

For matters where a loss is not probable, the Company has not established legal reserves. Based on current knowledge, expectation of future earnings, and after consultation with legal counsel, the Company believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Depending on future developments, it is possible that the ultimate resolution of these matters may be material to the Company's financial condition, results of operations or cash flows.

As a participant in underwriting syndicates, the Company may become contingently liable for its prorated portion of any trading loss assumed by the syndicate due to the syndicate's remarketing obligations arising with respect to an offering. At December 31, 2014, no contingent liability existed relating to underwriting transactions.

12. Other Matters

On July 31, 2014, the Company filed a notification of noncompliance with Rule 15c3-3(e) with FINRA related to the Company's use of an affiliate bank to hold a cash customer reserve account. The Company maintained surplus funding in its customer reserve account; however,

12. Other Matters (continued)

recent rule changes require the Company to custody the funds with a non-affiliated bank. Such noncompliance occurred and was continuing during the second quarter 2014. As of August 4, 2014, the violation had been corrected through the deposit of funds into a non-affiliate bank.

Schedule I

Comerica Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2014

Computation of net capital:	
Total shareholder's equity	$ 111,508,581
Deductions:	
Nonallowable assets	9,346,832
Other deductions	449
Securities haircut deduction	2,018,782
Net capital	$ 100,142,518
Aggregate indebtedness:	
Items included in statement of financial condition:	
Total liabilities	$ 13,535,745
Less:	
Lesser of required or actual balance in reserve account	1,701,260
Short positions in proprietary trading accounts	–
Deferred revenue	8,012,988
Total aggregate indebtedness	$ 3,821,497
Computation of basic net capital requirement:	
Net capital requirement (greater of 1/15th of aggregate indebtedness or $250,000)	$ 254,767
Excess net capital	$ 99,887,751
Net capital less 10% of aggregate indebtedness	$ 99,760,368
Percent of aggregate indebtedness to net capital	4%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2014 unaudited FOCUS Part IIA report filed January 27, 2015.

Comerica Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

Computation for determination of reserve requirements:	
Total credit balances	$ 1,889,117
Total 15c3-3 debit balances	$ –
Excess of total debits over total credits	$ –
Excess of total credits over total debits	$ 1,889,117
Amount held on deposit in Reserve Bank Account	$ 1,701,260
January 2, 2015 deposit in Reserve Bank Account	$ 300,000
Amount in Reserve Bank Account after deposit on January 2, 2015	$ 2,001,260

Comerica Securities, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2014

State the market valuation and number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ –
A. Number of items	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items	–

EY
Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

RECEIVED
2015 MAR -2 PM 2:03
SEC / MR

To the Board of Directors and Management
Comerica Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Comerica Securities, Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries on the Company's bank statement and general ledger.

   Findings – There were no differences

2. Compared the amounts reported on FOCUS reports with the amounts reported in Form SIPC-7 for the year ended December 31, 2014.

   Findings – There were no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Findings – There were no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Findings – There were no differences

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dallas, Texas

February 27, 2015

Ernst + Young LLP

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2557********************MIXED AADC 220
035001 FINRA DEC
COMERICA SECURITIES INC
D/B/A COMERICA SECURITIES
ATTN CONNIE GEVERICK MC 3137
201 W FORT ST
DETROIT MI 48226-3230

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RHONDA BRNA (313) 222-0232

2. A. General Assessment (item 2e from page 2) $ 106,158

B. Less payment made with SIPC-6 filed (exclude interest) (56,425)

7-23-2014
Date Paid

C. Less prior overpayment applied (--)

D. Assessment balance due or (overpayment) 49,733

E. Interest computed on late payment (see instruction E) for______days at 20% per annum --

F. Total assessment balance and interest due (or overpayment carried forward) $ 49,733

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 49,733

H. Overpayment carried forward $(--)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Comerica Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SVP C.O.O.
(Title)

Dated the 20 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

COMERICA SECURITIES, INC., MEMBER FINRA/SIPC
MC 3137
201 WEST FORT STREET, DETROIT, MI 48226
Office • 800.232.6983

RECEIVED
2015 MAR -2 PM 2:03
SEC / MR

Comerica Securities, Inc. 2014 Compliance Report

Comerica Securities, Inc. ("Comerica" or the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), Comerica states the following:

(1) Comerica has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5. See description below.
(2) Comerica's Internal Control Over Compliance was not effective during the period of June 1, 2014 through December 31, 2014. See description below.
(3) The Company's Internal Control Over Compliance was effective as of the end of the fiscal year ended December 31, 2014;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the fiscal year ended December 31, 2014; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

The Company had a material weakness in internal control over compliance due to a deficiency in the design of controls over compliance with 17 C.F.R. §240.15c3-3(e) (Customer Protection Rule). The Company's review procedures over maintaining the minimum deposit required under the Customer Protection Rule did not identify that the Special Reserve Bank Account for the Exclusive Benefit of Customers maintained at Comerica Bank, an affiliated entity, was required to be excluded from the reserve computation. Therefore, the Company did not meet the reserve bank account deposit requirements for the period from June 1, 2014 through August 3, 2014.

I, C. Scotto DiVetta, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

C. Scotto DiVetta, SVP/Chief Operating Officer
Comerica Securities, Inc.

2/27/15
Date

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management
Comerica Securities, Inc.

We have examined the statements of Comerica Securities, Inc. (the Company), included in the accompanying Comerica Securities 2014 Compliance Report, that the:

(1) Company's internal control over compliance was not effective for the period June 1, 2014 to December 31, 2014. See description below.
(2) Company's internal control over compliance was effective as of December 31, 2014.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13 that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and for the period June 1, 2014 to December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

The Company had a material weakness in internal control over compliance due to a deficiency in the design of controls over compliance with 17 C.F.R. §240.15c3-3(e) (Customer Protection Rule). The Company's review procedures over maintaining the minimum deposit required under the Customer Protection Rule did not identify that the Special Reserve Bank Account for the Exclusive Benefit of Customers maintained at Comerica Bank, an affiliated entity, was required to be excluded from the reserve computation. Therefore, the Company did not meet the reserve bank account deposit requirements for the period from June 1, 2014 through August 3, 2014.

EY

Building a better working world

reserve computation. Therefore, the Company did not meet the reserve bank account deposit requirements for the period from June 1, 2014 through August 3, 2014.

In our opinion, because of the material weakness referred to above, the Company's internal control over compliance was not effective during the period June 1, 2014 to December 31, 2014. In our opinion, the Company's statements that Company's internal control over compliance was effective as of December 31, 2014; the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, are fairly stated, in all material respects.

Ernst + Young LLP

Dallas, Texas

February 27, 2015